

SECURI[illegible] [illegible]MISSION

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response. 12.00
SEC FILE NUMBER
8-53101

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED JUN 29 2005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 1, 2004 (MM/DD/YY) AND ENDING April 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Lurie Besikof Lapidus Private Investment Banking, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2501 Wayzata Boulevard
(No. and Street)

Minneapolis	Minnesota	55405
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Justin B. Besikof — 612-381-8879
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubin, Brown, Gornstein & Co. LLP
(Name - *if individual, state last, first, middle name*)

One North Brentwood	Clayton	Missouri	63105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED JUL 20 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Justin B. Besikof, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lurie Besikof Lapidus Private Investment Banking, LLC, as of April 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


LISA A. MUNIGHAN
Notary Public-Minnesota
My Commission Expires Jan 31, 2010

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditor's Report on Internal Accounting Control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LURIE BESIKOF LAPIDUS
PRIVATE INVESTMENT BANKING, LLC

FINANCIAL STATEMENTS

APRIL 30, 2005

Contents

RBG & CO.

Rubin, Brown, Gornstein & Co. LLP
Certified Public Accountants
& Business Consultants

One North Brentwood
St. Louis, MO 63105

T 314.290.3300
F 314.290.3400

www.rbg.com
rbg@rbg.com

Independent Auditor's Report

The Member
Lurie Besikof Lapidus Private Investment Banking, LLC
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of Lurie Besikof Lapidus Private Investment Banking, LLC as of April 30, 2005, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lurie Besikof Lapidus Private Investment Banking, LLC as of April 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Rubin, Brown, Gornstein & Co. LLP

June 3, 2005

LURIE BESIKOF LAPIDUS PRIVATE INVESTMENT BANKING, LLC

STATEMENT OF FINANCIAL CONDITION
April 30, 2005

	Assets	
Cash		$ 15,050
Accounts Receivable		3,465
		$ 18,515

	Liability And Member's Equity	
Accounts Payable		$ 2,699
Member's Equity		15,816
		$ 18,515

See the accompanying notes to financial statements.

LURIE BESIKOF LAPIDUS PRIVATE INVESTMENT BANKING, LLC

STATEMENT OF INCOME
For The Year Ended April 30, 2005

Merger And Acquisition Fees	$ 528,773
Operating Expenses	265,193
Net Income	$ 263,580

See the accompanying notes to financial statements.

LURIE BESIKOF LAPIDUS PRIVATE INVESTMENT BANKING, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For The Year Ended April 30, 2005

	Member's Capital	Accumulated Deficit	Total Member's Equity
Balance - May 1, 2004	$ 61,849	$ (19,613)	$ 42,236
Dividends To Parent	—	(290,000)	(290,000)
Net Income	—	263,580	263,580
Balance - April 30, 2005	$ 61,849	$ (46,033)	$ 15,816

See the accompanying notes to financial statements.

LURIE BESIKOF LAPIDUS PRIVATE INVESTMENT BANKING, LLC

STATEMENT OF CASH FLOWS
For The Year Ended April 30, 2005

Cash Flows From Operating Activities	
Net income	$ 263,580
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating asset and liability:	
Decrease in accounts receivable	5,410
Increase in accounts payable	2,699
Net Cash Provided By Operating Activities	271,689
Cash Flows From Financing Activities	
Dividends to parent	(290,000)
Repayment of advances made by parent company	(6,101)
Net Cash Used In Financing Activities	(296,101)
Net Decrease In Cash	(24,412)
Cash - Beginning Of Year	39,462
Cash - End Of Year	$ 15,050

See the accompanying notes to financial statements.

1. Description Of Business And Summary Of Significant Accounting Policies

Description Of Business

Lurie Besikof Lapidus Private Investment Banking, LLC (the Company) is a securities broker/dealer registered with the Securities and Exchange Commission (SEC), and regulated by the National Association of Securities Dealers, Inc. (NASD). The Company is primarily an agent for clients in merger and acquisition transactions generally in the midwestern United States.

Use Of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect certain reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from these estimates.

Accounts Receivable

Management reviews individual accounts as they become past due to determine collectibility. The allowance for doubtful accounts is adjusted periodically based on management's consideration of past due accounts. Individual accounts are charged against the allowance when collection efforts have been exhausted. Management considers all accounts receivable to be collectible.

Income Taxes

The Company is a limited liability company. The only member of the Company is a partnership (the Parent Company). Amounts due for federal and state income taxes are not reflected in the financial statements, but rather the taxable income or loss of the Company is included on the Parent Company's income tax return.

2. Related Party Transactions

The Company shares office facilities with its Parent Company and various charges are incurred for rent and other administrative expenses, which amounted to $157,916 in 2005.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and the related net capital ratio fluctuate on a daily basis; however, at April 30, 2005, the net capital ratio was .22 to 1 and net capital was $12,351, which exceeded the minimum capital requirement by $7,351.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission since the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. All accounts are on a fully disclosed basis. Therefore, the Company is not required to make a periodic computation of the reserve requirements for the exclusive benefit of customers.

Rubin, Brown, Gornstein & Co. LLP
Certified Public Accountants
& Business Consultants

One North Brentwood
St. Louis, MO 63105

T 314.290.3300
F 314.290.3400

www.rbg.com
rbg@rbg.com

Independent Auditor's Report - Supplementary Information Required By Rule 17A-5 Of The Securities And Exchange Commission

The Member
Lurie Besikof Lapidus Private Investment Banking, LLC
Minneapolis, Minnesota

We have audited the accompanying financial statements of Lurie Besikof Lapidus Private Investment Banking, LLC as of and for the year ended April 30, 2005, and have issued our report thereon dated June 3, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rubin, Brown, Gornstein & Co. LLP

June 3, 2005

LURIE BESIKOF LAPIDUS PRIVATE INVESTMENT BANKING, LLC

COMPUTATION OF NET CAPITAL
April 30, 2005

Net Capital:		
Member's equity	$	15,816
Deductions:		
Nonallowable assets:		
Accounts receivable		3,465
Net Capital	$	12,351
Computation Of Net Capital Requirement:		
Minimum net capital required	$	5,000
Excess Net Capital	$	7,351
Aggregate Indebtedness	$	2,699
Ratio Of Aggregate Indebtedness To Net Capital		.22 to 1

There are no differences between the audited Computation of Net Capital above and the Company's corresponding Calculation of Net Capital in the Unaudited Part II Focus Report.

Rubin, Brown, Gornstein & Co. LLP
Certified Public Accountants
& Business Consultants

One North Brentwood
St. Louis, MO 63105

T 314.290.3300
F 314.290.3400

www.rbg.com
rbg@rbg.com

Report On Internal Control Required By SEC Rule 17a-5 For A Broker-Dealer Claiming An Exemption From SEC Rule 15c3-3

The Member
Lurie Besikof Lapidus Private Investment Banking, LLC
Minneapolis, Minnesota

In planning and performing our audit of the financial statements and supplemental schedule of Lurie Besikof Lapidus Private Investment Banking, LLC, for the year ended April 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rubin, Brown, Gornstein & Co. LLP

June 3, 2005